Exhibit 99.135

VERSES

VERSES Appoints Michael Blum as New Chair of The Board of Directors and Jay Samit into Executive Position

Jay Samit to Relinquish Board Duties to Lead Go to Market as Head of Global Partnerships

Michael Blum Appointed to Chairman Position

VANCOUVER, British Columbia, Sept. 10, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in next generation intelligent systems, announces that Jay Samit is relinquishing his position as Chairman of the Board in order to take a position with the Company while concurrently appointing Michael Blum into the vacated Chairman position. Mr. Samit's new role at VERSES will be Head of Global Partnerships, focusing on deploying Genius to systems integrators, channel partners, and business process outsource firms and strategic investors.

"With the strategic investment from G42, the IEEE working group approval of the Spatial Web standards, as well as the most recent research demonstrating technical scalability of the technology, VERSES is at an inflection point, and I feel that the timing is right for me, to have a more direct impact by leveraging the relationships that I've built over my career to help bring Genius to market," said Jay Samit.

"We want to thank Jay for his service as Board Chairman, but we are even more delighted that he will head up and nurture our key global partnerships," said Gabriel René, CEO of VERSES. "Jay's experience as a pioneering top executive in Fortune 500 Companies and leading global consultancies, like Deloitte, combined with his extensive international contacts, will be an invaluable asset as we roll out Genius commercially."

"At the same time, I want to welcome Michael to the Board and look forward to working with him at this exciting phase of VERSES development," continued Mr. René.

Michael Blum is a co-founder and president of Hedgeye Risk Management, a premier independent investment research house whose customer base advises more than $10 trillion in assets and spans close to 100 countries. In 2014 Blum co-founded Firefly Space Systems which designed and developed space launch vehicles for small payloads working with, among others, NASA, DARPA, and Boeing. Previously, Blum was co-founder and chief operating officer of hedge fund, Falconhenge Partners LLC. Before his tenure on Wall Street, Blum spent seven years in Silicon Valley including at Paypal developing business and product strategy. Mr. Blum received his Bachelor of Arts in Economics and International Studies (honors) from Yale University.

"I am delighted to be joining the VERSES Board," said Chairman Michael Blum. "VERSES nature based approach to software is, I believe, paradigm shifting. It is going to change the economics of computing to allow for a whole new category of previously unattainable products and applications creating a safer, smarter world."

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius™, is a toolkit for developers to generate intelligent software agents that enhance existing applications with the ability to reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.
Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict",

"may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among others, current and future research projects, benchmark testing, as well as the beta and launch of Genius. Such statements and information reflect the current view of VERSES.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: the ability of the Company to use the proceeds of the Private Placement as announced or at all; currency fluctuations; limited business history of the parties; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; and general development, market and industry conditions. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES' forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.